John Elofson 303.892.7335 john.elofson@dgslaw.com

March 15, 2024

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christie Wong and Ms. Kristen Lochhead

Re:	Mesa Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2023
Filed May 30, 2023
File No. 001-11740

Dear Ms. Wong and Ms. Lochhead:

On behalf of Mesa Laboratories, Inc. (the “Company” or “Mesa”), set forth below are the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 6, 2024 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended March 31, 2023 filed via EDGAR on May 30, 2023 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, Acquired Intangible Assets, page 33

1.

Reference your disclosure on page that you performed impairment tests of goodwill as a result of loss of a significant customer and financial performance. We also reference disclosure that Clinical Genomics’ intangible assets and goodwill “may be impaired in the near term.” In future filings, revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, for each reporting unit at risk of failing an impairment test, disclose the following:

●	the percentage by which fair value exceeded carrying value at the date of the most recent test;
●	a detailed description of the methods and key assumptions used and how the key assumptions were determined
●	a discussion of the degree of uncertainty associated with the assumptions; and
●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.

Response:

We appreciate the Staff’s review of the Form 10-K.  In response to the Staff’s comment, we confirm that in future filings, if the Company’s situation requires the disclosure of a potential impairment of intangible assets or goodwill within approximately one year (based on our assessment of current and future expected conditions), we will disclose: the percentage by which fair value exceeded carrying value at the date of the most recent test, a detailed description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the assumptions; and a description of potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions in accordance with Item 303(b)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2023

Condensed Consolidated Financial Statements

Note 2. Significant Transactions, Acquisition of GKE, page 7

2.

We note that effective on October 16, 2023, you acquired 100 % of the outstanding shares of GKE GmbH and SAL GmbH. Please tell us how you considered the impact of this acquisition in considering whether you are required to provide financial statements of the acquiree and pro forma financial information under Rule 3-05 and Article 11 of S-X. Your response should include your assessment of each significance test in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

U.S. Securities and Exchange Commission

March 15, 2024

Response: The Company evaluated the proposed acquisition of GKE GmbH, SAL GmbH and GKE Beijing Technologies, Ltd. (referred to together as “GKE” or the “GKE Acquisition”) under each of the significance tests and other applicable rules of Regulation S-X 3-05 and concluded that no pro forma financial statements or acquiree financial statements were required because the acquisition did not rise to the required level of significance. As required by Regulation S-X 3-05, the Company measured the significance of the GKE Acquisition under each of the investment, asset, and income or revenue tests. Each of these tests resulted in calculated values below 20% as summarized in the following table (dollars in thousands):

	GKE		Mesa		Percent
Investment Test	$88,789	(B)	$581,002	(C)	15.3%
Asset Test	8,172	(D)	661,832	(E)	1.2%
Revenue Test (A)	19,743	(D)	219,080	(E)	9%

(A) The Company performed a test comparing GKE’s pretax income and the Company’s pretax income as well as a test comparing GKE’s revenue with the Company’s revenue, in each case using financial information for the most recently completed fiscal year of GKE and the Company, respectively. The Company found the revenue test to produce the lower result. As such, the revenue test is presented.

(B) Represents the cash purchase price for GKE including holdbacks.
(C) World-wide market value of Mesa’s common stock based on the last five trading days in September 2023.
(D) Assets presented represent amounts from GKE’s balance sheet as of December 31, 2022, revenues presented represent amounts from GKE's income statement for the year ended December 31, 2022.
(E) Value of Mesa's assets from the most recently audited balance sheet dated March 31, 2023; revenues presented for Mesa's fiscal year ended March 31, 2023.

The Company did not present financial statements or pro forma disclosures related to the acquisition of GKE because the significance of each of the three tests required by Regulation S-X 3-05 was below 20%.

Form 8-K dated February 5, 2024

Exhibit 99.1

3.

Revise future filings to reconcile adjusted operating income excluding unusual items to the most comparable GAAP measure, Operating (loss) income on a GAAP basis. Reference Item 10(e)(i) of Regulation S-K and Question 102.10(b) of the C&DI on Non-GAAP Financial Measures. As a related matter, please revise future filings to appropriately label operating income excluding unusual items and adjusted operating income excluding unusual items as “Non-GAAP.”

Response: We confirm that in future filings the Company will include all required non-GAAP reconciliations, including a reconciliation of adjusted operating income excluding unusual items to GAAP operating (loss) income. With respect to the February 5, 2024 Form 8-K in particular, we respectfully point the Staff to the first table in Exhibit 99.1 under the header "Reconciliation of Non-GAAP Measures" which reconciles GAAP operating (loss) income to non-GAAP adjusted operating income, and table entitled “Impact of unusual items on adjusted operating income” which reconciles non-GAAP adjusted operating income to non-GAAP adjusted operating income excluding unusual items. However, we will ensure that in future filings, each reconciliation presented begins with a GAAP measure and reconciles to other non-GAAP measures presented. We confirm that in future filings, operating income excluding unusual items and adjusted operating income excluding unusual items will be appropriately labeled “Non-GAAP.”

4.

Please provide us with the composition of the non-GAAP adjustment “GKE acquisition/integration costs” and explain to us how those adjustments meet the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. Future filings should also include a detailed disclosure of the nature of each non-GAAP adjustment.

Response: The Staff is advised that the line item “GKE acquisition/ integration costs” in the Company’s Form 8-K dated February 5, 2024 is composed of items related to consummating the acquisition of GKE and subsequent payments related to integrating the GKE business, as summarized in the table set forth below:

	Three Months Ended December 31, 2023	Nine Months Ended December 31, 2023
Acquisition Related Costs:
Legal services provided for contract negotiations	$208	$467
Professional services provided for due diligence (A)	181	254
Other acquisition related costs	111	114
Total acquisition related costs	500	835
Integration Related Costs:
Professional support for integration of acquiree, including enterprise resource planning tool	110	280
Other integration-related costs	104	104
Professional accounting and valuation consultations for the GKE acquisition	56	56
Total integration related costs	270	440
Total acquisition and integration related costs	$770	$1,275

(A) For example, quality of earnings report prepared by a third party and tax diligence services

U.S. Securities and Exchange Commission

March 15, 2024

The Company acknowledges that it may not exclude normal, recurring cash operating expenses necessary to operate its business from a disclosed non-GAAP measure. The Company’s disclosure of acquisition and integration costs related to the GKE Acquisition is intended to highlight costs that are not ongoing, but are incurred as a direct result of the consummated acquisition, so that an investor can understand the Company’s expectation of non-GAAP adjusted operating income on an ongoing basis following the completion of the acquisition and related integration activities. The GKE-related acquisition/integration costs are not part of Mesa’s normal operating costs and are not necessary to operate Mesa’s business.

In future filings, we will disaggregate acquisition costs from integration costs to allow financial statement users to better understand the nature of costs excluded from the non-GAAP financial measure.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335.

Sincerely,

/s/ John Elofson
John Elofson
Partner for

DAVIS GRAHAM & STUBBS LLP

cc:         Gary M. Owens, Mesa Laboratories, Inc.